UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Lifecore Biomedical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

514766104

(CUSIP Number)

CHRISTOPHER S. KIPER

LEGION PARTNERS ASSET MANAGEMENT, LLC

12121 Wilshire Blvd, Suite 1240

Los Angeles, CA 90025

(424) 253-1773

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,796,880*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,796,880*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,796,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.42%
14	TYPE OF REPORTING PERSON

PN

* Includes 23,924 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

2

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		169,460*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

169,460*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

169,460*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,276 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

3

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,966,340*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,966,340*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,966,340*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

* Includes 26,200 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

4

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,966,340*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,966,340*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,966,340*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IA

* Includes 26,200 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

5

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,966,540*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,966,540*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,966,540*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

OO

* Includes 26,200 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

6

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,966,540*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,966,540*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,966,540*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IN

* Includes 26,200 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

7

CUSIP No. 514766104

1	NAME OF REPORTING PERSON

Raymond T. White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,966,540*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,966,540*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,966,540*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%
14	TYPE OF REPORTING PERSON

IN

* Includes 26,200 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

8

CUSIP No. 514766104

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated to read as follows:

This statement relates to the Common Stock, par value $0.001 per share (the “Shares”), of Lifecore Biomedical, Inc., a Delaware corporation, formerly known as Landec Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3515 Lyman Boulevard, Chaska, Minnesota 55318.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Legion Partners I, Legion Partners II and Legion Partners Holdings were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted herein or in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 2,772,956 Shares owned directly by Legion Partners I is approximately $28,130,183, including brokerage commissions. The aggregate purchase price of the 167,184 Shares owned directly by Legion Partners II is approximately $1,725,288, including brokerage commissions. The aggregate purchase price of the 200 Shares owned directly by Legion Partners Holdings is approximately $2,082, including brokerage commissions.

As detailed in Item 4 of this Amendment No. 6, which information is incorporated herein by reference, the Series A Preferred Stock (as defined below) purchased by Legion Partners I and Legion Partners II are converted into Shares at any time by Legion Partners I and Legion Partners II, subject to the Beneficial Ownership Limit (as defined below), which Shares are treated as beneficially owned for purposes of this Schedule 13D. The shares of Series A Preferred Stock purchased by each of Legion Partners I and Legion Partners II were purchased directly from the Issuer with working capital pursuant to the terms of the Purchase Agreement (as defined below). The aggregate purchase price of the 11,414 shares of Series A Preferred Stock owned directly by Legion Partners I is approximately $11,414,000. The aggregate purchase price of the 1,086 shares of Series A Preferred Stock owned directly by Legion Partners II is approximately $1,086,000.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 9, 2023, Legion Partners I and Legion Partners II (collectively, the “Legion Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer and certain other unaffiliated investors, pursuant to which the Issuer sold in the aggregate to the Legion Investors 12,500 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), at a purchase price of $1,000 per share (the “Purchase Price”), for an aggregate purchase price of $12,500,000. The Series A Preferred Stock will accrue dividends, payable in additional shares of Series A Preferred Stock (the “PIK Dividends”), at a rate of 7.5% per annum of the stated value per share of Series A Preferred Stock; provided, that from and after the earlier of (a) June 29, 2026 or (b) the termination or waiver of the restrictions on cash dividends and/or redemptions set forth in the Issuer’s existing credit agreements (such earlier date, the “Applicable Date”), the Issuer may, at its option, pay such dividends in cash.

9

CUSIP No. 514766104

The Series A Preferred Stock is convertible into Shares (the Shares underlying the Series A Preferred Stock, the “Conversion Shares”) at an initial conversion price of $7.00 per Share (the “Conversion Price”), at any time at the election of the Legion Investors, subject to customary adjustments. Subject to the Issuer’s continuing satisfaction of certain equity conditions, the Issuer may also require the conversion of all Series A Preferred Stock into Shares if the Shares exceeds 150% of the Conversion Price for 20 consecutive trading days.

On or any time after the Applicable Date, with six months advance written notice to the Issuer, the Legion Investors will have the right to require the Issuer to redeem, in whole or in part, the Series A Preferred Stock for a cash purchase price equal to the stated value per share of the Series A Preferred Stock, plus an amount in cash equal to all accrued and unpaid dividends thereon. The Series A Preferred Stock will also be mandatorily redeemed, at the option of the holder, upon certain bankruptcy-related triggering events. The Issuer will not have redemption rights.

Notwithstanding the foregoing, the Issuer will not convert any shares of Series A Preferred Stock (and any such conversion shall be null and void) to the extent that (i) after giving effect to such conversion, the Reporting Persons collectively beneficially would own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limit”), or (ii) the conversion would result in the issuance of greater than 19.99% of the number of Shares outstanding as of the date of signing (the “Exchange Cap”), until the Issuer obtains stockholder approval for issuances of underlying Shares in excess of the Exchange Cap in accordance with the applicable rules and regulations of the Nasdaq Global Select Market.

The Series A Preferred Stock will have the right to vote with common stockholders on an as-converted basis on all matters, subject to certain limitations set forth in the Certificate of Designation of Series A Convertible Preferred Stock (the “Certificate of Designation”), including the Beneficial Ownership Limit and Exchange Cap. The holders of the Series A Preferred Stock are entitled to elect two Series A Preferred Directors (the “Series A Directors”), which will initially be Nathaniel Calloway and Christopher S. Kiper, for so long as 30% of the Series A Preferred Stock remains outstanding (the “Ownership Threshold”). Subject to the Ownership Threshold, the Series A Preferred Stock will be entitled to a separate class vote with respect to the nomination of a Board member in any year in which any of the Series A Directors terms expire or any of such directors resign, die or are removed and holders of 10% of the Series A Preferred Stock shall have the right to call a special meeting to elect any Series A Director.

The Issuer will also not be permitted to undertake certain actions, including incurring indebtedness above $175 million and amending its organizational documents in a manner adverse to the Series A Preferred Stock, without the prior consent of the holders of a majority of the Series A Preferred Stock, for so long as the Ownership Threshold is met. The Legion Investors have been granted the right to participate on a proportionate basis in future equity offerings, subject to certain limits. The foregoing summary of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, and is incorporated herein by reference.

Also on January 9, 2023, the Issuer, Legion Investors and other parties to the Purchase Agreement entered into a Registration Rights Agreement (the “Registration Rights Agreement”), in which the Issuer has agreed that it shall use reasonable best efforts to register for resale, on or prior to the date ninety (90) days after January 9, 2023, at least 150% of the maximum amount of Conversion Shares convertible or converted from the Purchased Shares and PIK Dividends, to the extent such shares are Registrable Securities (as defined in the Registration Rights Agreement). In addition, the Issuer has agreed to use its reasonable efforts to list the Conversion Shares covered by an effective Registration Statement upon the securities exchange upon which the Shares are then listed. The Registration Rights Agreement contains customary indemnification provisions. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 10, 2023, and is incorporated herein by reference.

10

CUSIP No. 514766104

The Legion Investors disclaim the formation of any group with the other investors that are parties to the Purchase Agreement and Registration Rights Agreement in all respects.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 29,668,839 Shares outstanding as of January 9, 2023, plus certain or all of the 26,200 Shares underlying the Series A Preferred Stock that can be converted by the Reporting Persons at any time, up to the Beneficial Ownership Limit, as applicable, as further described in Item 4 of this Schedule 13D.

A.	Legion Partners I
(a)	As of the close of business on January 9, 2023, Legion Partners I beneficially owned 2,796,880 Shares, including 23,924 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Percentage: Approximately 9.42%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,796,880
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,796,880

(c)	Other than the Issuer’s securities purchased pursuant to the Purchase Agreement, Legion Partners I has not entered into any transactions in the Issuer’s securities during the past sixty days.
B.	Legion Partners II
(a)	As of the close of business on January 9, 2023, Legion Partners II beneficially owned 169,460 Shares, including 2,276 Shares issuable upon conversion of certain shares of Series A Preferred Stock that are immediately convertible.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 169,460
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 169,460

(c)	Other than the Issuer’s securities purchased pursuant to the Purchase Agreement, Legion Partners II has not entered into any transactions in the Issuer’s securities during the past sixty days.
11

CUSIP No. 514766104

C.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners, LLC may be deemed the beneficial owner of the (i) 2,796,880 Shares beneficially owned by Legion Partners I and (ii) 169,460 Shares beneficially owned by Legion Partners II.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,966,340
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,966,340

(c)	Legion Partners, LLC has not entered into any transactions in the Issuer’s securities during the past sixty days.
D.	Legion Partners Asset Management
(a)	As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may be deemed the beneficial owner of the (i) 2,796,880 Shares beneficially owned by Legion Partners I and (ii) 169,460 Shares beneficially owned by Legion Partners II.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,966,340
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,966,340

(c)	Legion Partners Asset Management has not entered into any transactions in the Issuer’s securities during the past sixty days.
E.	Legion Partners Holdings
(a)	As of the close of business on January 9, 2023, Legion Partners Holdings beneficially owned 200 Shares. As the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 2,796,880 Shares beneficially owned by Legion Partners I and (ii) 169,460 Shares beneficially owned by Legion Partners II.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,966,540
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,966,540

(c)	Legion Partners Holdings has not entered into any transactions in the Issuer’s securities during the past sixty days.
12

CUSIP No. 514766104

F.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 2,796,880 Shares beneficially owned by Legion Partners I, (ii) 169,460 Shares beneficially owned by Legion Partners II and (iii) 200 Shares beneficially owned by Legion Partners Holdings.

Percentage: Approximately 9.99%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,966,540
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,966,540

(c)       Neither Mr. Kiper nor Mr. White has entered into any transactions in the Issuer’s securities during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Legion Partners I has entered into certain cash-settled total return swap agreements with Morgan Stanley Capital Services LLC (“MS”) as the counterparty (the “Swap Agreements”). The swaps with MS constitute economic exposure to an aggregate of 471,256 notional Shares, representing approximately 1.59% of the outstanding Shares, which swaps have a maturity date of August 3, 2026 and a weighted average reference price of $10.60861 per Share. The Swap Agreements provide Legion Partners I with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements. The Reporting Persons disclaim beneficial ownership of the Shares that are the subject of the Swap Agreements.

1 The reference price reported for these swaps is a weighted average price. These swaps were entered into at reference prices ranging from $9.7809 to $10.7501 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of notional shares at each separate reference price for each swap within the range set forth in this footnote 1.

13

CUSIP No. 514766104

Legion Partners II has entered into certain Swap Agreements with MS. The swaps with MS constitute economic exposure to an aggregate of 105,110 notional Shares, representing less than 1% of the outstanding Shares, which swaps have a maturity date of August 3, 2026 and a weighted average reference price of $10.60862 per Share. The Swap Agreements provide Legion Partners II with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Swap Agreements. The Reporting Persons disclaim beneficial ownership of the Shares that are the subject of the Swap Agreements.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Securities Purchase Agreement, dated as of January 9, 2023 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on January 10, 2023).
99.2	Registration Rights Agreement, dated as of January 9, 2023 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with Securities and Exchange Commission on January 10, 2023).

2 The reference price reported for these swaps is a weighted average price. These swaps were entered into at reference prices ranging from $9.7809 to $10.7501 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of notional shares at each separate reference price for each swap within the range set forth in this footnote 2.

14

CUSIP No. 514766104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

Legion Partners Asset Management, LLC

By:	Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

15

CUSIP No. 514766104

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond T. White
Raymond T. White

16